Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Six months ended June 30
	2010	2011	2012	2013	2014	2015
	(Amounts in thousands of dollars)
EARNINGS
Pre-tax earnings from continuing operations	1,869	(12,610)	(19,163)	(15,437)	(9,955)	(9,121)
Add back:
Fixed charges	79	78	81	69	74	41
	1,948	(12,532)	(19,082)	(15,368)	(9,881)	(9,080)

FIXED CHARGES
Interest expensed and capitalized	3	4	5	-	-	2
Estimate of interest within rental expense	76	75	76	69	74	39
	79	79	81	69	74	41

RATIO OF EARNINGS TO FIXED CHARGES FOR F-3	24.58x	(12,611)	(19,163)	(15,437)	(9,955)	(9,121)